April 4, 2025

Robert M. VanHimbergen
Sr. Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

        Re: Hillenbrand, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2024 Response Dated March 5, 2025
            File No. 001-33794
Dear Robert M. VanHimbergen:

       We have reviewed your March 5, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
21, 2025 letter.

Form 10-K for the fiscal year ended September 30, 2024
Item7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Estimates
Revenue Recognition, page 31

1. We note your response to prior comment 1 states you review and update estimated costs to complete, and corresponding contract revenue, on a contract-by-contract basis, for long-term manufacturing contracts accounted for over time quarterly. We also note you state, in future filings, if there is a material gross favorable or unfavorable change in estimate(s) during an interim or annual period, you will disclose the amount and the underlying reason(s) for any material change(s), as applicable. Please more fully explain to us how you intend to assess the materiality of changes in estimates for disclosure purposes. Specifically address the following:
 April 4, 2025
Page 2

             It appears a materiality assessment should include changes in estimates on all contracts. Tell us, and explain whether, you intend to assess the materiality of changes in estimates on all contracts or only on a contract-by-contract basis; and
             It appears a materiality assessment should not be limited to the impacts on net revenue and gross profit and should include the impact on net income. Tell us, and explain, what financial statement line items you intend to use to assess the materiality of changes in estimates.
Non-GAAP Operating Performance Measures, page 40

2. We note your response to prior comment 2 states integration costs consist of professional service expenses related to accelerating synergies and executing strategic initiatives across acquired companies, salaries and other employee-related expenses dedicated directly to the integration effort, and IT-related expenses for system integrations. For each period presented, including any subsequent interim period, please quantify the amount of integration costs related to each expense category you identified. For amounts related to salaries and other employee-related expenses, please tell us whether the employees are company employees or employees of acquired companies. To the extant the expenses relate to company employees, more fully explain how and why you believe they are incremental. This comment is also applicable to Earnings Releases filed under Form 8-K.
Item 8. Financial Statements and Supplementary Data
Statements of Operations, page 53

3. We note your response to prior comment 3. As requested, please revise future filings to separately present the expense line item required by Items 5-03(b)(4) of Regulation
       S-X or clarify why disclosure is not required.
        Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing